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                                    FORM 6-K
                                    --------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of April 2003


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116, JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  X              Form 40-F
                              ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                       No   X
                        ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              .
                                                 --------------

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 NTT DOCOMO TO EXTEND A SHAREHOLDER LOAN TO HUTCHISON 3G UK HOLDINGS LIMITED

     On April 23, 2003, the registrant announced that its subsidiary, NTT DoCoMo, Inc. ("DoCoMo"), has decided to extend a shareholder loan advancement of (pound)200 million to Hutchison 3G UK Holdings Limited.

     Attached is a press release of the registrant dated April 23, 2003 regarding this DoCoMo's decision.


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              NIPPON TELEGRAPH AND TELEPHONE
                                                CORPORATION




                                              By /s/ Shigehito Katsuki
                                                 ---------------------------
                                                 Name:  Shigehito Katsuki
                                                 Title: General Manager
                                                        Department IV

Date: April 23, 2003

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                                                                  April 23, 2003

For Immediate Release

   NTT DoCoMo to extend a shareholder loan to Hutchison 3G UK Holdings Limited

NTT DoCoMo, Inc. ("DoCoMo") announced today that it has decided to extend a shareholder loan advancement of (pound)200 million (approximately 37.8 billion yen: (pound)1=189 yen) to Hutchison 3G UK Holdings Limited, in which DoCoMo holds a 20% equity interest, after careful consideration of the request for such loan advancement, including its necessity, conditions and the provisions of the shareholders agreement.

Attached is a press release of DoCoMo regarding the request.

                                      For further inquiries, please contact:

                                      Department I
                                      Global Business Strategy
                                      Nippon Telegraph and Telephone Corporation
                                      Tel: 81-3-5205-5193
                                      Fax: 81-3-5205-5189

For Immediate Release

     DoCoMo to Extend a Shareholder Loan to Hutchison 3G UK Holdings Limited

TOKYO, JAPAN, April 23, 2003 --- NTT DoCoMo, Inc. ("DoCoMo") announced today that after careful consideration of the necessity of a funding request from Hutchison 3G UK Holdings Limited("H3G UK"), in which it holds a 20% equity interest, the loan conditions proposed by H3G UK and the provisions of the H3G UK Shareholders Agreement between DoCoMo and Hutchison Whampoa Limited ("HWL"), DoCoMo will meet H3G UK's request for a shareholder loan advancement of (pound)200 million.

Also, as part of DoCoMo's 3G global strategy, DoCoMo today signed an agreement for the purpose of mutual cooperation in the provision of 3G services with Hutchison Whampoa Limited ("HWL"), the parent company of both H3G UK and Hutchison 3G HK Holdings Limited ("H3G HK"), in which DoCoMo has a 24.1% interest, in order to develop and promote 3G services based on W-CDMA technology by DoCoMo, H3G UK and H3G HK.

For further inquiries, please contact:

Public Relations Department
Susumu Takeuchi
Manager
International PR
NTT DoCoMo, Inc.

Tel:  +81-3-5156-1366 (9:30~19:00 Japan Standard Time)
Fax:  +81-3-5501-3408
Mobile:  +81-90-5400-1142
e-mail: press_dcm@nttdocomo.com
website: http://www.nttdocomo.com

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1. Outline of the Shareholder Loan

(1) DoCoMo's contribution:     (pound)200 million

(2) Application:               Investment in H3G UK's 3G network and
                               contribution to the company's business operating expenses

(3) Term:                      10 years

(4) Interest:                  LIBOR + spread

                               *LIBOR(London Interbank Offered Rate)
                                      -      -         -       -

2. Outline of the Mutual Cooperation

(1) Areas of Cooperation:      Cooperation with H3G UK and H3G HK in the
                               following areas:
                               Technology / Network
                               Services
                               Sales

(2) Members:                   DoCoMo, HWL, H3G UK and H3G HK